UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ISILON SYSTEMS, INC.

(Name of issuer)

Common Stock, par value $.00001 per share

(Title of class of securities)

46432L104

(CUSIP number)

Paul T. Dacier, Esq.

June D. Duchesne, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

Margaret A. Brown, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street, 31st Floor

Boston, Massachusetts 02108

(617) 573-4800

November 14, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7	Sole voting power (See Item 5) 0.00
	8	Shared voting power (See Item 5) 30,292,415
	9	Sole dispositive power (See Item 5) 0
	10	Shared dispositive power (See Item 5) 30,292,415
11	Aggregate amount beneficially owned by each reporting person 30,292,415
12	Check if the aggregate amount in Row (11) excludes certain shares (See Item 5) ☐
13	Percent of class represented by amount in Row (11) 45.4%[1]
14	Type of reporting person CO

[1]	This calculation is based on 66,702,734 Shares issued and outstanding as of November 15, 2010.

1	Names of reporting persons Electron Merger Corporation
2	Check the appropriate box if a member of group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power (See Item 5) 0
	8	Shared voting power (See Item 5) 30,292,415
	9	Sole dispositive power (See Item 5) 0
	10	Shared dispositive power (See Item 5) 30,292,415
11	Aggregate amount beneficially owned by each reporting person (See Item 5) 30,292,415
12	Check if the aggregate amount in Row (11) excludes certain shares (See Item 5) ☐
13	Percent of class represented by amount in Row (11) 45.4%[1]
14	Type of reporting person CO

[1]	This calculation is based on 66,702,734 Shares issued and outstanding as of November 15, 2010.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $.00001 per share (the “Shares”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”) with its principal executive offices located at 3101 Western Avenue, Seattle, Washington.

Item 2.	Identity and Background.

The Reporting Persons are EMC Corporation, a Massachusetts corporation (“EMC”) and Electron Merger Corporation, a Delaware corporation (“Electron”) and wholly-owned subsidiary of EMC. EMC and Electron are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

EMC develops, delivers and supports the information technology industry’s broadest range of information infrastructure and virtual infrastructure technologies and solutions. The principal executive offices of EMC and Electron are located at 176 South Street, Hopkinton, MA 01748. Information as to each of the executive officers and directors of the Reporting Persons is set forth on Schedule I hereto, which is incorporated herein by reference.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Each Reporting Person may be deemed to have acquired beneficial ownership of 30,292,415 Shares pursuant to the Tender Agreement (as defined below) and certain irrevocable proxies to vote Shares granted thereunder.

The Tender Agreement was entered into as an inducement to and condition to EMC’s willingness to enter into the Merger Agreement (as defined below). EMC and Electron have requested that each Significant Stockholder (as defined below) enter into the Tender and Voting Agreement, and each Significant Stockholder has agreed to do so in order to induce EMC and Electron to enter into, and in consideration of their entering into, the Merger Agreement. Neither Reporting Person paid additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. The Tender and Voting Agreement is described in more detail below in Item 4 of this Statement.

Item 4.	Purpose of Transaction.

Merger Agreement

On November 14, 2010, EMC, Electron and Isilon entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Electron has commenced a cash tender offer to acquire all of the Shares (the “Offer”) for a purchase price of $33.85 per Share, net to the holders thereof in cash (the “Offer Price”) without interest thereon.

The consummation of the Offer will be conditioned on (i) at least a majority of the Shares on a fully diluted basis, as described in the Merger Agreement, having been validly tendered into (and not withdrawn from) the Offer prior to the expiration date of the Offer, (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States and (iii) other customary conditions. The Offer is not subject to a financing condition.

Following the consummation of the Offer, subject to customary conditions, Electron will be merged with and into Isilon (the “Merger”) and Isilon will become a wholly-owned subsidiary of EMC. In the Merger, each outstanding Share (other than Shares owned by EMC, Electron or the Isilon or any of their respective wholly-owned subsidiaries, or Shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive an amount equal to the Offer Price without interest.

Tender Agreement

Concurrently with entering into the Merger Agreement, EMC and Electron entered into a Tender and Voting Agreement (the “Tender Agreement”) with certain principal stockholders of Isilon (the “Significant Stockholders”): Atlas Venture Fund V, L.P. and affiliates, Sequoia Capital X and affiliates and Madrona Venture Fund 1-A, LP and affiliates.

Pursuant to the Tender Agreement, each of the Significant Stockholders has agreed (i) to tender their Shares (the “Tender Shares”) into the Offer within 10 business days following the commencement of the Offer, free and clear of any claims, liens, encumbrances and security interests of any nature whatsoever that would prevent such stockholder from tendering its Shares in accordance with the Tender Agreement or otherwise complying with its obligations under the Tender Agreement and (ii) not to withdraw any Tender Shares so tendered unless the Offer has been terminated or has expired, or the Merger Agreement has been terminated in accordance with its terms.

Subject to the terms of the Tender Agreement, each of the Significant Stockholders has agreed not to (i) transfer any of its Tender Shares; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Tender Shares that could reasonably be expected to interfere with or prevent the Merger; (iii) deposit any of its Tender Shares into a voting trust or enter into a voting agreement, other than pursuant to the Tender Agreement or (iv) take any action that would make any of its representations or warranties to be untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or delaying it from performing its obligations under the Tender Agreement.

During the term of the Tender Agreement, each of the Significant Stockholders have agreed to vote all of its Tender Shares and any other shares of capital stock of Isilon owned, beneficially or of record, by such Significant Stockholder during the term of the Tender Agreement that are entitled to vote at any meeting of the stockholders of Isilon, however called,

(A) in favor of the Merger Agreement, and (B) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal or Acquisition Transaction (as defined in the Merger Agreement); (ii) any change in the present capitalization of Isilon or any amendment of Isilon’s certificate of incorporation or by-laws; and (iii) any other action, transaction or proposal involving Isilon or any of its subsidiaries that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Merger, the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Tender Agreement or the contemplated economic benefits of any of the foregoing.

During the term of the Tender Agreement, each of the Significant Stockholders has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries), engage in any conduct as to which Isilon is prohibited by the non-solicitation provision of the Merger Agreement.

Each of the Significant Stockholders has also irrevocably granted and appointed certain officers of EMC their proxy and attorney–in–fact to vote its Tender Shares in favor of the Merger Agreement and the transactions contemplated thereby, and against any Acquisition Proposal or any of the other matters listed above against which the Significant Stockholders have agreed to vote.

The foregoing summary description of the Merger Agreement and Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement and Tender Agreement, copies of which are referenced as Exhibit 4.1 and Exhibit 4.2 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) Based on information provided by the Significant Stockholders, an aggregate of 30,292,415 Shares, representing approximately 45.4% of the outstanding Shares as of November 15, 2010, will be tendered by the Significant Stockholders in the Offer. The Reporting Persons share voting and dispositive power over such Shares. The information set forth in Item 4 is incorporated herein by reference.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Section 4 relating to the Tender Agreement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

4.1	Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and Isilon Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EMC on November 16, 2010.

4.2	Tender and Voting Agreement, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and certain stockholders of Isilon Systems, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EMC on November 16, 2010.

99.1	Joint Filing Agreement dated November 23, 2010, among EMC Corporation and Electron Merger Corporation, pursuant to Rule 13d-1(k)(1).*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

EMC CORPORATION

By:	/s/ Paul T. Dacier
	Name:	Paul T. Dacier
	Title:	Executive Vice President and General Counsel

ELECTRON MERGER CORPORATION

By:	/s/ Paul T. Dacier
	Name:	Paul T. Dacier
	Title:	President

SCHEDULE I

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons.

EMC CORPORATION

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors

Michael Brown	c/o EMC Corporation 176 South Street Hopkinton, MA 01748	Mr. Brown has been a Director of EMC since August 2005. From August 1994 until his retirement in July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation, a manufacturer of software products for computing devices.	United States

Randolph Cowen	Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Mr. Cowen is the former co-Chief Administrative Officer, Global Head of Technology and Operations, and Chief Information Officer for the Goldman Sachs Group, Inc. Mr. Cowen joined Goldman Sachs in 1982, became a Managing Director and Partner in 1996, the Chief Information Officer in 2001, Global Head of Technology and Operations in 2004, and co-Chief Administrative Officer in 2007. He became an EMC Director in January 2009.	United States

Michael Cronin	213 Burlington Road, Suite 109 Bedford, MA 01730-1468	Mr. Cronin has been a Director of EMC since May 1990. He has been Chief Executive Officer of Cognition Corporation, an engineering knowledge management company, from 1993 to the present. Mr. Cronin is also Chairman of the Board of Directors of Cognition Corporation.	United States

Gail Deegan	c/o EMC Corporation 176 South Street Hopkinton, MA 01748	Ms. Deegan has been a Director of EMC since July 2002. From February 1996 until her retirement in September 2001, Ms. Deegan served as Executive Vice President and Chief Financial Officer of Houghton Mifflin Company, a publishing company.	United States

James DiStasio	c/o EMC Corporation 176 South Street Hopkinton, MA 01748	Mr. DiStasio has been a Director of EMC since March 2010. From January 2003 until his retirement in January 2007, Mr. DiStasio served as Senior Vice Chairman and Americas Chief Operating Officer of Ernst & Young LLP.	United States

John Egan	116 Flanders Road, Suite 3000 Westborough, MA 01581	Mr. Egan has been a Director of EMC since May 1992. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998.	United States

Edmund Kelly	175 Berkeley Street Boston, MA 02116	Mr. Kelly has been a Director of EMC since August 2007. He has served as Chairman of Liberty Mutual Group, a diversified global insurer and the nation’s sixth-largest property and casualty insurer, since 2000, Chief Executive Officer since 1998 and President since 1992. He is also a Director of Liberty Mutual Group and the Bank of New York Mellon Corporation, a global financial services company.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship

Windle Priem	c/o Korn Ferry International 265 Franklin Street, 17th Floor Boston, MA 02110	Mr. Priem has been a Director of EMC since December 2001. From July 2001 until his retirement in December 2003, Mr. Priem served as a Vice Chairman of Korn/Ferry International, a global executive recruiting company, and from December 1998 to June 2001, he served as President and Chief Executive Officer of Korn/Ferry.	United States

Paul Sagan	8 Cambridge Center Cambridge, MA 02142	Mr. Sagan has been a Director of EMC since December 2007. He has served as Chief Executive Officer of Akamai Technologies, Inc., a provider of services for accelerating the delivery of content and applications over the Internet, since April 2005 and President since May 1999. Mr. Sagan joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan is also a Director of Akamai.	United States

David Strohm	2929 Campus Drive, Suite 400 San Mateo, CA 94403	Mr. Strohm has been a Director of EMC since October 2003 and Lead Director since January 2006. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001, and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a Director of VMware, Inc., the global leader in virtualization solutions, and Successfactors, Inc., a provider of human capital management applications.	United States

Joseph Tucci	176 South Street Hopkinton, MA 01748	Mr. Tucci has been Chairman of the Board of Directors of EMC since January 2006, Chief Executive Officer and a Director of EMC since January 2001, and President since January 2000. From January 2000 to January 2001, he was also Chief Operating Officer of EMC. Mr. Tucci is also Chairman of the Board of Directors of VMware, Inc., the global leader in virtualization solutions, and a Director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.	United States

Executive Officers

Joseph Tucci	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history for the past five years of Mr. Tucci is set forth above.	United States

William Teuber, Jr.	176 South Street Hopkinton, MA 01748	William J. Teuber, Jr. has been EMC’s Vice Chairman since May 2006. In this role, Mr. Teuber assists EMC’s Chairman, President and Chief Executive Officer in the day-to-day management of EMC and leads EMC Customer Operations, our worldwide sales and distribution organization. Mr. Teuber served as EMC’s Vice Chairman and Chief Financial Officer from May 2006 to August 2006 and as Executive Vice President and Chief Financial Officer from November 2001 to May 2006. He served as EMC’s Senior Vice President and Chief Financial Officer from February 2000 to November 2001, as Vice President and Chief Financial Officer from February 1997 to February 2000, and as Vice President and Controller from August 1995 to February 1997. Mr. Teuber is a director of Popular, Inc., a financial holding company.	United States

Arthur Coviello	176 South Street Hopkinton, MA 01748	Arthur W. Coviello, Jr. has been EMC’s Executive Vice President and President of RSA, the Security Division of EMC since September 2006.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship

Paul Dacier	176 South Street Hopkinton, MA 01748	Paul T. Dacier has been EMC’s Executive Vice President and General Counsel since May 2006. Mr. Dacier served as Senior Vice President and General Counsel from February 2000 to May 2006. He served as Vice President and General Counsel from February 1993 to February 2000 and as General Counsel of EMC from March 1990 to February 1993. Mr. Dacier is a director of Genesis Lease Limited, a global commercial aircraft leasing company.	United States

Howard Elias	176 South Street Hopkinton, MA 01748	Howard D. Elias has been EMC’s President, EMC Global Services and Resource Management Software Group since September 2007 and Executive Vice President since September 2003. Mr. Elias served as EMC’s Executive Vice President, Global Services and Resource Management Software Group, from May 2006 to September 2007 and served as EMC’s Executive Vice President, Global Marketing and Corporate Development from January 2006 to May 2006. He served as EMC’s Executive Vice President, Corporate Marketing, Office of Technology and New Business Development, from January 2004 to January 2006. He served as Executive Vice President, New Ventures and Office of Technology, from September 2003 to January 2004.	United States

David Goulden	176 South Street Hopkinton, MA 01748	David I. Goulden has been EMC’s Executive Vice President and Chief Financial Officer since August 2006. Mr. Goulden served as EMC’s Executive Vice President, Customer Operations from April 2004 to August 2006. He served as EMC’s Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004 and as Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Mr. Goulden is a director of VMware, Inc., the global leader in virtualization solutions.	United States

Frank Hauck	176 South Street Hopkinton, MA 01748	Frank M. Hauck has been EMC’s Executive Vice President, Global Marketing and Customer Quality since May 2006. Mr. Hauck served as EMC’s Executive Vice President, Customer Quality and Services from April 2005 to May 2006. He served as EMC’s Executive Vice President, Customer Operations, from November 2001 to April 2005. Mr. Hauck served as EMC’s Executive Vice President, Global Sales and Services, from April 2001 to November 2001 and as Executive Vice President, Products and Offerings, from June 2000 to April 2001. He served as EMC’s Senior Vice President and Chief Information Officer from January 2000 to June 2000, as Senior Vice President, Business Integration, from July 1999 to January 2000, and as Senior Vice President, Customer Service, from November 1997 to July 1999. Mr. Hauck has also held a number of other executive positions since he joined EMC in 1990.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship

Mark Lewis	176 South Street Hopkinton, MA 01748	Mark S. Lewis has been EMC’s President, EMC Content Management and Archiving Division since September 2007 and Executive Vice President since July 2002. Mr. Lewis served as EMC’s Executive Vice President, Chief Development Officer from May 2005 to September 2007. Mr. Lewis served as EMC’s Executive Vice President, EMC Software Group from July 2004 to May 2005. Mr. Lewis served as EMC’s Executive Vice President, Open Software Operations, from July 2003 to July 2004 and as Executive Vice President, New Ventures and Chief Technology Officer from July 2002 to July 2003.	United States

John Mollen	176 South Street Hopkinton, MA 01748	John T. Mollen has been EMC’s Executive Vice President, Human Resources since May 2006. Mr. Mollen joined EMC as Senior Vice President, Human Resources in September 1999.	United States

Harry You	176 South Street Hopkinton, MA 01748	Harry L. You has been EMC’s Executive Vice President, Office of the Chairman since February 2008.	United States

ELECTRON MERGER CORPORATION

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors

Paul Dacier	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history of Mr. Dacier is set forth above.	United States

Susan I. Permut	176 South Street Hopkinton, MA 01748	Susan I. Permut has been EMC’s Senior Vice President and Deputy General Counsel since May 2007. Ms. Permut served as Vice President and Deputy General Counsel of EMC from April 2006 to May 2007. She served as Vice President and Assistant General Counsel from September 2002 to April 2006 and Assistant General Counsel from February 1998 to September 2002. Ms. Permut joined EMC in 1993.	United States
Executive Officers

Paul Dacier	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history of Mr. Dacier is set forth above.	United States

Susan I. Permut	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history of Ms. Permut is set forth above.	United States